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February 26, 2016

VIA EDGAR

Ms. Alison White

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:                             Harris Associates Investment Trust (the “Trust”)

File Nos. 33-38953 and 811-06279

Responses to Comments to Preliminary Proxy Statement on Schedule 14A

Dear Ms. White:

The following are responses to the comments that we received from you by telephone on February 11, 2016 regarding the Trust’s preliminary proxy statement on Schedule 14A (the “Proxy Statement”) that was filed with the Securities and Exchange Commission (the “SEC”) on February 8, 2016.  Your comments, as we understand them, and the Trust’s responses are set forth below.  All capitalized terms not defined herein have the same meaning as in the Proxy Statement.  This correspondence has been reviewed by the officers of the Trust who have authorized the following responses and representations.

Comment 1: Please include the standard Tandy representations with the response letter.

Response: A letter containing the standard Tandy representations will be filed on EDGAR in connection with the filing of a definitive proxy statement on Schedule 14A no later than on February 26, 2016.

Comment 2: The notice contained in the Proxy Statement (page 4 of the Proxy Statement) contains a statement that “[e]ach share of the Funds is entitled to one vote, and a proportionate fractional vote for each fractional share held, with respect to each Proposal that is applicable to that Fund.”  Please also include this statement in the body of the Proxy Statement.

Response: The following statement has been included on page 9 of the definitive proxy statement:

“Each share of the Funds is entitled to one vote, and a proportionate fractional vote for each fractional share held, with respect to each Proposal that is applicable to that Fund.”

Comment 3: With respect to the third Q&A for Proposal 2 titled: “How will these changes affect the Funds?” (page 11 of the Proxy Statement), please be more specific as to the additional flexibility the Funds will have after the Funds’ investment restrictions are changed.

Response: The following additional disclosure describes in more detail the additional flexibility the Funds will have after the Funds’ investment restrictions are changed has been added to the third Q&A for Proposal 2:

“Q: How will these changes affect the Funds?

A: The Adviser and the Board believe that maintaining the current fundamental investment restrictions could prevent the Funds from taking advantage of investment opportunities and/or responding to changing regulations in the future - at least without incurring the delays and costs that would be associated with seeking shareholder approval - and that, as a result, the changes have the potential to benefit both the Funds and its shareholders. If shareholders vote now to approve the proposed changes to the Trust’s fundamental investment restrictions, the Funds will be permitted to engage in an investment practice newly permitted by the Trust’s revised fundamental investment restrictions without having to solicit further shareholder approval. More specifically, the proposed changes to the restrictions related to borrowing and loans would expand the scope of borrowing and lending activities that the Funds could engage in, enabling the Funds to accommodate industry and market developments, as well as providing additional liquidity sources. Additionally, the proposed changes to the restriction related to investing in commodities and commodity contracts would limit such restriction to physical commodities and clarify that financial derivative or commodity contracts are not limited by this restriction, but would be subject to the oversight of the Board. These changes seek to provide the Funds’ portfolio managers with greater flexibility in pursuing the Funds’ investment objectives. As noted above, neither the Board nor the Adviser currently anticipate any change in the manner by which the Funds are managed if the proposed changes are approved.  In addition, approval of the proposed changes will have no effect on the investment philosophy of any Fund.”

Comment 4: With respect to the Q&A section generally, consider adding additional Q&As setting forth what would happen if any one proposal was not approved by a vote of the shareholders of the Trust.

Response: The following additional Q&As have been included setting forth what would happen if the proposals were not approved by a vote of the shareholders of the Trust:

“Proposal 1. To elect the Board of Trustees of the Trust.

…

Q: What will happen if shareholders of the Trust do not elect the Board?

A: If shareholders of the Trust do not elect the Board, the Board, composed of the current Trustees, will determine what further action, if any, should be taken.

Proposal 2. To Change or Eliminate Certain Fundamental Investment Restrictions of each Fund.

…

Q: What will happen if one or more of Proposals 2A through 2C is not adopted by a Fund’s shareholders?

A: If one or more of Proposals 2A through 2C is not adopted by a Fund’s shareholders, the corresponding current fundamental investment restriction(s) of that Fund set forth in this Proxy Statement will remain in effect and the Trustees will consider what further action, if any, would be in the best interests of shareholders.

Proposal 3. To Adopt an Amended and Restated Declaration of Trust.

…

Q: What will happen if one or more of Proposals 3A through 3E are not approved by shareholders?

A: If one or more of Proposals 3A through 3E are not approved by shareholders, those Proposals will not be part of the Amended Declaration of Trust, and the Board will consider what, if any, alternative actions that it believes are in the best interests of the Trust’s shareholders to seek to afford similar protections and flexibility to the Trust.”

Comment 5: With respect to the information about the Trust’s officers included in the chart under the heading “Information Regarding Trust Officers” (page 21 of the Proxy Statement), please include the dates for each of the positions/principal occupations shown in the column titled “Principal Occupation(s) Held During Past Five Years.”

Response: We believe the information pertaining to the Trust’s officers included in, and immediately prior to, the chart under the heading “Information Regarding Trust Officers” satisfies the requirements of Item 22(b)(1) of Schedule 14A. As a result, we respectfully decline to revise the Proxy Statement in response to this comment.

Comment 6: With respect to the voting requirement for Proposal 1 (page 22 of the Proxy Statement), please clarify the effect of a “plurality vote.”

Response: The following disclosure relating to the effect of a plurality vote has been added to the description of the voting requirement for Proposal 1:

“For this purpose, “plurality” means that the Nominees receiving the largest number of votes from the shareholders of the Trust will be elected as Trustees. As a result, under a plurality voting standard in an uncontested election, each nominee is elected or reelected to the board of trustees so long as a single vote is cast in favor of his or her election. Withheld votes and broker non-votes (if any) will be counted as votes present for purposes of determining whether a quorum is present.”

Comment 7: With respect to the voting requirement for Proposal 1 (page 22 of the Proxy Statement), explain whether the election of each nominee is contingent on the election of the other nominees.

Response:  The following disclosure relating to whether the election of each nominee is contingent on the election of the other nominees has been added to the description of the voting requirement for Proposal 1:

“The election of any one Nominee is not contingent on the election of any other Nominee or all the Nominees.”

Comment 8: In the chart illustrating the difference between the current fundamental investment restriction and the proposed investment restriction, in each case, with respect to borrowing and issuing senior securities (page 24 of the Proxy Statement), why is there bracketed text in the current fundamental investment restriction?

Response: The text describing the current fundamental investment restriction relating to borrowing contains bracketed text because such text is also bracketed in the Trust’s Statement of Additional Information.

Comment 9: With respect to the sentence in the last paragraph of Proposal 2C explaining that the “current SEC staff position generally limits a Fund’s holdings of illiquid securities to 15% of net assets…” (page 26 of the Proxy Statement), please delete the word “generally.”

Response: The word “generally” has been deleted from the sentence in the last paragraph of Proposal 2C.

Comment 10: With respect to the third paragraph of the section titled “Derivative Claim Procedures” in Proposal 3B (page 29 of the Proxy Statement), if a shareholder could be responsible for the costs associated with making a demand that is rejected by a majority of the independent Trustees because the independent Trustees determine that such demand was made without reasonable cause or for an improper purpose, please discuss that in this section.

Response: The Trust’s Amended Declaration of Trust is silent as to any cost shifting mechanisms. However, the Trustees reserve the right to consider such cost shifting mechanisms in future. Accordingly, we believe there is no need for any additional disclosure.

Comment 11: With respect to the following disclosure in Proposal 3E: “Further, such power would include, the power of the Trustees or any committee thereof to dismiss or terminate any action, suit, proceeding, dispute, claim or demand, derivative or otherwise, brought by any person, including a shareholder in its own name or in the name of the Trust, whether or not the Trust or any of the Trustees may be named individually therein or the subject matter arises by reason of business for or on behalf of the Trust.” (page 31 of the Proxy Statement), please bold the phrase “including a shareholder.”

Response: The phrase “including a shareholder” has been bolded in the disclosure in Proposal 3E that is identified above.

Comment 12: Please provide the form of proxy card for our review prior to the filing of the definitive proxy statement.

Response: The form of proxy card has been provided to you prior to the filing of the definitive proxy statement on Schedule 14A.

*                                         *                                         *                                         *

The Trust notes that a copy of this response letter and the form of the proxy card have been provided to the staff prior to filing the definitive proxy statement on Schedule 14A.

If you have any questions regarding the matters discussed above, please call me directly at (312) 807-4227.

Sincerely,

/s/ Alan Goldberg
Alan Goldberg

HARRIS ASSOCIATES INVESTMENT TRUST

111 S. Wacker Drive

Chicago, Illinois 60606-4319

February 26, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:                             Definitive Proxy Statement for Harris Associates Investment Trust
(File Nos. 33-38953 and 811-06279)

Dear Sir or Madam:

In connection with the filing by Harris Associates Investment Trust (“Trust”) of the definitive proxy statement on Schedule 14A to be used in connection with a special meeting of the shareholders of the Trust to be held on May 20, 2016, the Trust acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in the filing; (2) comments by the staff of the Securities and Exchange Commission (the “SEC”) or changes to disclosure in response to staff comments on the filing reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing; and (3) it may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Sincerely,

HARRIS ASSOCIATES INVESTMENT TRUST

By:	/s/ Heidi W. Hardin
Heidi W. Hardin
Secretary